Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the First Quarter Ended March 31, 2013

•	Cash distribution of $0.4425 per unit for Q1 2013

•	4.8% increase in quarterly Revenue to $50.3 million

•	5.4% increase in quarterly Operating Surplus to $31.2 million

•	Acquisition of four vessels

PIRAEUS, GREECE, April 25, 2013 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the first quarter ended March 31, 2013.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “Navios Partners has become a key player in the dry bulk industry. Consistent performance has enabled us to position our business well in the face of challenging commodities markets. We have found that Navios Partners’ stability and brand is a competitive advantage in dealing with parties who are considering long-term exposure.”

Angeliki Frangou continued, “We have been patiently seeking appropriate vessels for Navios Partners in the open market for a while. As a result of the recent devaluation of the Japanese yen, some of our Japanese partners were able to transact for the first time in a few years. In a relatively short period of time, we acquired four vessels from leading Japanese shipyards with an average age of 3.75 years for $108 million. As a result, two newbuildings and two relatively young vessels will be delivered in the fourth quarter of this year. The flexibility in delivery dates should allow us to employ the vessels at what we expect to be more favorable rates than the current market.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the first quarter of 2013 of $0.4425 per unit. The cash distribution is payable on May 14, 2013 to unitholders of record on May 10, 2013.

Vessel Acquisitions

Navios Partners has agreed to acquire the following four Japanese-built vessels for a total consideration of $108.0 million.

Type	Year Built	DWT	Delivery
Capesize	Newbuilding	180,000	Q4 2013
Ultra-Handymax	Newbuilding	61,000	Q1 2014
Kamsarmax	2006	82,790	Q4 2013
Panamax	2005	76,619	Q4 2013

The acquisition of the vessels is expected to be partially financed by 50% bank debt, consistent with its existing credit facilities.

Credit Facilities

In March 2013, Navios Partners amended the credit facility dated July 2012 and prepaid $50.0 million. The prepayment was applied as follows: $15.0 million to installments due in 2013, $26.8 million to installments due in 2014 and $8.2 million relating to installments due in 2015 and onward. As of March 31, 2013, the outstanding balance was $201.6 million. The facility bears margin ranging from 180 to 205 bps per annum depending on the loan amount compared to the security value.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 2.8 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 84.8% of its available days for 2013, 40.5% for 2014 and 33.8% for 2015, generating revenues of approximately $173.6 million, $113.8 million and $97.1 million, respectively. The average contractual daily charter-out rate for the fleet is $25,728, $30,766 and $31,452 for 2013, 2014 and 2015, respectively. The average daily charter-in rate for the charter-in vessels is $13,513 for 2013.

We have insured certain of our long-term charter-out contracts until the end of 2016, either through a “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million or through a separate agreement with Navios Holdings up to a maximum cash payment of $20.0 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three month periods ended March 31, 2013 and 2012. The quarterly 2013 and 2012 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $ ‘000 except per unit data)	Three Month Period ended March 31, 2013 (unaudited)	Three Month Period ended March 31, 2012 (unaudited)
Revenue	$50,281	$47,987
Net income	$16,246	$16,937
EBITDA	$37,054	$36,785
Earnings per Common unit (basic and diluted)	0.24	0.30
Operating Surplus	$31,215	$29,590
Maintenance and Replacement Capital expenditure reserve	$(3,467)	$(4,461)

Three month periods ended March 31, 2013 and 2012

Time charter revenues for the three month period ended March 31, 2013 increased by $2.3 million or 4.8% to $50.3 million, as compared to $48.0 million for the same period in 2012. The increase was mainly attributable to the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,890 days for the three month period ended March 31, 2013, as compared to 1,576 days for the three month period ended March 31, 2012. Time charter equivalent (“TCE”) decreased to $26,244 for the three month period ended March 31, 2013, from $29,978 for the three month period ended March 31, 2012.

EBITDA increased by $0.3 million to $37.1 million for the three month period ended March 31, 2013, as compared to $36.8 million for the same period in 2012. The increase in EBITDA was due to a $2.3 million increase in revenue following the acquisitions of the vessels discussed above and a $0.1 million decrease in time charter expenses. The above increase was partially offset by a $1.3 million increase in management fees due to the increased number of vessels, a $0.3 million increase in general and administrative expenses and a $0.5 million decrease in other income.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended March 31, 2013 and 2012 was $3.5 million and $4.5 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended March 31, 2013 of $31.2 million, as compared to $29.6 million for the three month period ended March 31, 2012. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended March 31, 2013 amounted to $16.2 million compared to $16.9 million for the three months ended March 31, 2012. The decrease in net income by $0.7 million was due to a $0.3 million increase in EBITDA and a $0.4 million decrease in interest expense and finance cost, net partially off-set by: (i) a $0.1 million decrease in interest income; and (ii) a $1.2 million increase in depreciation and amortization expense due to the acquisitions of the Navios Buena Ventura, the Navios Soleil and the Navios Helios and the favorable lease terms recognized in relation to the Navios Buena Ventura.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three month periods ended March 31, 2013 and 2012.

	Three Month Period ended March 31, 2013	Three Month Period ended March 31, 2012
	(Unaudited)	(Unaudited)
Available Days (1)	1,890	1,576
Operating Days (2)	1,886	1,574
Fleet Utilization (3)	99.81%	99.88%
Time Charter Equivalent (per day) (4)	$26,244	$29,978
Vessels operating at period end	21	18

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Thursday, April 25, 2013 to discuss the results for the first quarter ended March 31, 2013.

Conference Call details:

Call Date/Time: Thursday, April 25, 2013 at 08:30 am ET

Call Title: Navios Partners Q1 2013 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 3095 8978

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 3095 8978

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	March 31, 2013	December 31, 2012
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$73,892	$32,132
Restricted cash	1,267	29,529
Accounts receivable, net	9,018	7,778
Prepaid expenses and other current assets	584	594

Total current assets	84,761	70,033

Vessels, net	712,592	721,391
Deferred financing costs, net	3,531	2,767
Other long term assets	58	282
Intangible assets	150,867	160,479

Total non-current assets	867,048	884,919

Total assets	$951,809	$954,952

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,369	$2,090
Accrued expenses	2,471	3,599
Deferred voyage revenue	5,239	9,112
Current portion of long-term debt	4,700	23,727
Amounts due to related parties	21,677	21,748

Total current liabilities	36,456	60,276

Long-term debt	239,085	275,982

Total non-current liabilities	239,085	275,982

Total liabilities	275,541	336,258

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (65,284,163 and 60,109,163 units issued and outstanding at March 31, 2013 and December 31, 2012, respectively)	672,958	616,604
General Partner (1,332,334 and 1,226,721 units issued and outstanding at March 31, 2013 and December 31, 2012, respectively)	3,310	2,090
Total partners’ capital	676,268	618,694

Total liabilities and partners’ capital	$951,809	$954,952

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended March 31, 2013 (unaudited)	Three Month Period ended March 31, 2012 (unaudited)
Time charter revenues	$50,281	$47,987
Time charter expenses	(3,112)	(3,215)
Direct vessel expenses	—	(12)
Management fees	(8,491)	(7,234)
General and administrative expenses	(1,609)	(1,285)
Depreciation and amortization	(18,411)	(17,150)
Interest expense and finance cost, net	(2,405)	(2,812)
Interest income	8	126
Other income	44	558
Other expense	(59)	(26)

Net income	$16,246	$16,937

Earnings per unit:

	Three Month Period ended March 31, 2013 (unaudited)	Three Month Period ended March 31, 2012 (unaudited)
Net income	$16,246	$16,937
Earnings attributable to:
Common unit holders	15,472	16,598
Weighted average units outstanding (basic and diluted):
Common unit holders	63,214,163	54,509,163
Earnings per unit overall (basic and diluted):
Common unit holders	$0.24	$0.30

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Three Month Period Ended March 31, 2013 (unaudited)	Three Month Period Ended March 31, 2012 (unaudited)
OPERATING ACTIVITIES
Net income	$16,246	$16,937
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	18,411	17,150
Amortization of deferred financing cost	536	138
Amortization of deferred dry dock costs	—	12
Changes in operating assets and liabilities:
Increase in restricted cash	(1)	(1)
(Increase)/decrease in accounts receivable	(1,240)	1,187
Decrease in prepaid expenses and other current assets	10	1,778
Decrease/(increase) in other long term assets	224	(433)
Increase/(decrease) in accounts payable	279	(382)
Decrease in accrued expenses	(1,128)	(143)
Decrease in deferred voyage revenue	(3,873)	(2,250)
(Decrease)/increase in amounts due to related parties	(71)	3,795

Net cash provided by operating activities	29,393	37,788

FINANCING ACTIVITIES:
Cash distributions paid	(29,936)	(24,829)
Net proceeds from issuance of general partner units	1,494	—
Proceeds from issuance of common units, net of offering costs	69,770	—
Decrease in restricted cash	28,263	7,434
Repayment of long-term debt and payment of principal, net of expenses	(57,224)	(34,975)

Net cash provided by/(used in) financing activities	12,367	(52,370)

Increase/(decrease) in cash and cash equivalents	41,760	(14,582)

Cash and cash equivalents, beginning of period	32,132	48,078

Cash and cash equivalents, end of period	$73,892	$33,496

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	December 2013	$8,906
Navios TBN I(3)	Ultra-Handymax	2014	61,000	—	—
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	May 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	September 2013	$9,738
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(4)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios TBN II(5)	Panamax	2006	82,790	—	—
Navios TBN III (5)	Panamax	2005	76,619	—	—
Navios Fantastiks	Capesize	2005	180,265	March 2014	$14,678
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(6)	Capesize	2010	179,132	September 2022	$29,356	(7)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(8)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(8)
Navios TBN IV (5)	Capesize	2013	180,000	—	—
Chartered-in Vessels
Navios Prosperity (9)	Panamax	2007	82,535	June 2013	$12,000	(11)
Navios Aldebaran (10)	Panamax	2008	76,500	May 2013	$14,725

(1)	Net time charter-out rate per day (net of commissions).These rates do not include insurance proceeds received upfront in December 2012.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	Expected to be delivered in the first quarter of 2014.
(4)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(5)	Expected to be delivered in the fourth quarter of 2013.
(6)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.
(7)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(8)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(9)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.
(10)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.
(11)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

EBITDA is presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended March 31, 2013 ($ ‘000) (unaudited)	Three Month Period ended March 31, 2012 ($ ‘000) (unaudited)
Net cash provided by operating activities	$29,393	$37,788
Net decrease/(increase) in operating assets	1,007	(2,531)
Net increase/(decrease) in operating liabilities	4,793	(1,020)
Net interest cost	2,397	2,686
Amortization of deferred financing cost	(536)	(138)

EBITDA(1)	$37,054	$36,785
Cash interest income	9	95
Cash interest paid	(2,381)	(2,829)
Maintenance and replacement capital expenditures	(3,467)	(4,461)

Operating Surplus	$31,215	$29,590
Cash reserves	(1,279)	(4,761)

Available cash for distribution	$29,936	$24,829

(1)

	Three Month Period ended March 31, 2013 ($ ’000) (unaudited)	Three Month Period ended March 31, 2012 ($ ’000) (unaudited)
Net cash provided by operating activities	$29,393	$37,788
Net cash provided by/(used in) financing activities	$12,367	$(52,370)